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                                                                      EXHIBIT 12
                            FLAGSTAR COMPANIES, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)

                                                                                         YEAR ENDED
                                                                                        DECEMBER 31,
                                                                  1991        1992         1993          1994        1995
Loss from continuing operations before income taxes..........   $(69,596)   $(45,469)   $(1,317,892)   $(19,033)   $(132,920)
Add:
  Net interest expense excluding capitalized interest........    236,372     232,058        203,709     220,985      221,645
  Amortization of debt expense...............................     11,249       9,362          9,416       6,453        7,504
  Interest factor in rents...................................     13,450      14,814         16,290      16,411       16,090
       Total earnings (losses)...............................    191,475    $210,765    $(1,088,477)   $224,816    $ 112,319
Fixed charges:
  Gross interest expense including capitalized
     interest................................................    236,602    $232,348    $   203,987    $221,245    $ 221,726
  Amortization of debt expense...............................     11,249       9,362          9,416       6,453        7,504
  Interest factor in rents...................................     13,450      14,814         16,290      16,411       16,090
       Total fixed charges...................................    261,301    $256,524    $   229,693    $244,109    $ 245,320
Ratio of earnings (losses) to fixed charges..................         --          --             --          --           --
Deficiency in the coverage of fixed charges by earnings
  (losses) before fixed charges..............................   $ 69,826    $ 45,759    $ 1,318,170    $ 19,293    $ 133,001
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     For purposes of these computations, the ratio of earnings to fixed charges has been calculated by dividing pretax earnings by fixed charges. Earnings, as used to compute the ratio, equals the sum of income before income taxes and fixed charges excluding capitalized interest. Fixed charges are the total interest expenses including capitalized interest, amortization of debt expenses and a rental factor that is representative of an interest factor (estimated to be one third) on operating leases.